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                                                               Exhibit 99(C)(10)


[LOGO]

                                   June 4, 1998

Kluwer Boston, Inc.
c/o Wolters Kluwer U.S. Corporation
48th Floor
161 North Clark Street
Chicago, Illinois  60601

Dear Sirs:

     This will acknowledge the offer made by Kluwer Boston, Inc. ("Kluwer") to purchase all of the outstanding shares of capital stock of Plenum Publishing Corporation ("Plenum") at a price of $73.50 per share. The Plenum Board of Directors will meet and act on that offer on Wednesday, June 10, 1998.

     To induce Kluwer to keep its offer open until the Plenum merger agreement, lock up agreements, option agreement and other aspects of the transaction (collectively, the "Transaction Documents") are completed and signed, Plenum hereby agrees that neither it nor any of its officers, directors, advisors or other representatives will, prior to the earlier of the date on which all of the Transaction Documents are executed and delivered by the parties or 11:59 p.m., Eastern Daylight time on June 24, 1998, solicit, initiate, encourage or consider, or place before the Plenum Board of Directors, any other bids, offers, proposals or negotiate with anyone other than Kluwer, in respect of the acquisition of any or all of the assets, business or capital stock of Plenum.

     Kluwer hereby agrees to keep its offer open until such earlier date.

                                   Very truly yours,

                                   /s/ Bernard Bressler
                                   -----------------------------------
                                   Bernard Bressler
                                   Secretary and Director
                                   Plenum Publishing Corporation

Accepted and agreed:
Kluwer Boston, Inc.
By Wolters Kluwer U.S. Corporation

By: /s/ Bruce C. Lenz
   --------------------------------
  Bruce C. Lenz
  Executive Vice President and
  Chief Financial Officer